Mail Stop 4561

December 18, 2006

Alvin Estevez
Chief Executive Officer
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902

> **Re:** **Enigma Software Group, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed on November 20, 2006**
> **File No. 333-136005**
>
> **Form 10-KSB for fiscal year ended December 31, 2005**
> **Forms 10-QSB for fiscal quarters ended**
> **March 31, and June 30, 2006, as amended**
> **File No. 0-50561**

Dear Mr. Estevez:

We have reviewed your amended filings and have the following comments. Please note that all of the references to prior comments relate to our comment letter dated October 20, 2006.

Prospectus Summary, page 3

1. In comment 15 of our letter dated October 20, 2006, we sought your computation of the 15% minimum amount of dilution to be experienced by the preferred holders. However, your response letter does not provide a detailed explanation and reconciliation of how this amount was determined. Please provide this information in your next response letter and expand the paragraph that immediately precedes the sub-section "Principal Product and its Market" accordingly. Revise the statement in this paragraph and elsewhere that the conversion price "is fixed, subject to certain adjustments." You should instead emphasize that the conversion rate of Dutchess' debenture is a fluctuating 25% discount from the market price around the time of conversion, with a maximum conversion rate of $.07 per share. Similarly, throughout the filing the text describing the conversion rate of the preferred stock should emphasize that the conversion rate fluctuates with the conversion rate of the Dutchess debentures, as set forth in Article 3.2(d)(vi) of the Certificate of Designation of the Series A

Convertible Preferred Stock, and is thus a discount of 25% from current market price.

Risk Factors

2. Please add a new risk factor that informs stockholders of the management entrenchment consequences of the conversion features of the preferred stock.

As of December 31, 2005, there was substantial doubt about our ability, page 7

3. We note your revision to the subheading and we reissue prior comment 4. Please draft the subheading in a manner that clearly conveys to investors the significance of the auditor's going concern opinion, namely that the company may not be able to continue its operations and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our main product SpyHunter from which we have derived almost all, page 12

4. Please refer to prior comment 5. Although we note your revisions to this risk factor, you have not specifically disclosed any of the competitive disadvantages, which you acknowledge exist, concerning your flagship product SpyHunter. While you may wish to retain a cross-reference to the more detailed discussion in the business section, the risk factor should be self-contained in alerting the investor to the competitive disadvantages currently existing. Revise to provide a brief description of the problems you have encountered that make this need to introduce new products or product enhancements a material risk to your company.

Certain Relationships and Related Transactions, page 42

5. Explain why Messrs. Stark and Estavez were selected as the only shareholders who would receive the "anti-dilution" protection associated with the new class of preferred stock. State whether the board of directors concluded that offering the opportunity to exchange common stock for the new class of preferred to Messrs. Stark and Estavez only was fair to non-affiliated shareholders and was in the best interests of Enigma Software. Explain the basis for any such conclusions.

6. Specifically describe the meaning of the term "anti-dilution protection." Explain how the preferred stock operates to ensure that the minimum amount of dilution to be experienced by the holders of the preferred stock is 15%. Also explain what you mean in stating that the preferred stock ownership provides "anti-dilution protection of up to 85%." In your response letter, provide us an explanation of the computations that were used to derive the 15% and 85% amounts. You state that the number of shares issuable upon conversion of the preferred stock "works in conjunction with the number of shares issuable upon conversion of the

Debentures." Explain the interaction in understandable terms. Discuss the mechanism whereby the interaction of the number of shares issuable upon conversion of the Debentures and the number of shares issuable upon conversion of the preferred stock yields "anti-dilution" protection that benefits the principal stockholders only.

7. The fourth paragraph under the heading "Description of Securities-Preferred Stock-Conversion Rights" appears to indicate that the conversion rate of the preferred stock will be reduced so that it equals the weighted average conversion rate of the debentures. Please explain this provision and how it operates in readily understandable terms. Provide several examples showing the effect that decreases in your stock price from its current level will have on the conversion rate of the preferred stock. Your disclosure currently emphasizes the ceiling conversion rate of $.07 per share that is provided to the holders of the debentures. However, it appears that the conversion rate is currently one and one-half cents. Use the current market price and show the impact of declines of 25%, 50% and 75% from current market price in presenting shareholders with information about the effect the floating conversion rate of the debentures may have on the holders of the preferred stock and on the interests of the independent common stockholders. It would be helpful if your examples show investors the combined effect of debenture conversions and preferred stock conversions at various decreasing prices and various increasing prices.

Principal Stockholders, page 44

8. Please revise the beneficial ownership table to include a percentage in the column titled Percentage of Shares Beneficially Owned that is consistent with the requirements if Item 403 of Regulation S-B. The percentage should be calculated in accordance with Exchange Act Rule 13d-3(d)(1). Note that because there are other holders of the company's common stock, it is inappropriate to state that Messrs. Stark and Estevez hold greater than 100% of the common stock. In addition, given the two class structures, and the fact that Messrs. Stark and Estevez apparently do not currently hold any common stock, please provide a separate computation of the percentage of total voting power currently held by each officer and director and more than 5% holder.

9. We note your disclosure in footnote 3 to the beneficial ownership table that the company lacks sufficient authorized capital to permit Messrs. Stark and Estevez to fully convert preferred stock held by them. Further, we were unable to locate any terms of the agreement with the preferred holders rendering conversion of the preferred subject to shareholder approval. Given these circumstances, please clarify whether the company currently has sufficient authorized shares reserved for issuance upon conversion of the Dutchess convertible debentures. Tell us the basis for the legality opinion that "the unissued Shares have been duly authorized

for issuance by the Company and, when issued and paid for as described in the
Prospectus included in the Registration Statement, will be validly issued, fully
paid, and nonassessable."

Financial Statements

Interim Financial Statements – 9/30/06

Condensed Statements of Operations, page F-3

10. We note that you have changed the line item to "beneficial conversion expense"
in response to prior comment number 21. It remains unclear to us why you
continue to refer to this item as a "beneficial conversion." As we previously
noted, this item appears to represent the fair value adjustments for derivatives and
warrants. Please revise your statement of operations to rename this line item.

Note E – Selected Significant Accounting Policies, page F-7

[3] Stock-based compensation expense, page F-8

11. You disclose that you adopted FAS 123(R) using the modified prospective
method and therefore "compensation costs incurred through March 31, 2006
associated with vested and unvested incentive stock options were expensed in the
first quarter of 2006. This resulted in a charge to earnings of $129,706 in that
quarter." Please explain how your accounting complies with paragraph 74 of
FAS 123(R). As part of your response, please explain why you recognized
compensation expense for options that were already vested.

Note G – Secured Convertible Debentures Due 2011, page F-9

12. Your response to prior comment number 24 indicates that the warrant agreement
does not contemplate settlement in unregistered shares. Please explain your basis
for this statement. In this regard, we note that Section 3(b) of the warrant
agreement appears to indicate that the warrant shares can be settled in restricted
shares. Additionally, the penalty provisions described in Section 3(c) appear to
relate only to a failure to deliver shares upon exercise of the warrants, and do not
appear to provide for penalties in the event that unregistered shares are delivered.
Please note that, based on our understanding, it does not appear feasible to
register the issuance of the shares underlying the warrants at a subsequent time.
To do so would be inconsistent with the legal requirement that the registration
statement for the issuance of shares underlying the warrants must be filed before
the initial offer of the shares underlying the warrants. In this instance the offer of
the underlying shares appears to have commenced when the warrants were issued,

yet no registration statement for the offer and sale of shares underlying the warrants had been filed at that time.

13. Your response to prior comment number 25 indicates that you used the Black-Scholes model to value the conversion option. We question whether it is appropriate to use the Black-Scholes option-pricing model to value conversion options since the Black-Scholes model is mainly used to value put and call options and as such, the model does not take into account certain factors or characteristics found in conversion options which are not considered when valuing put and call options. However, we believe management is in the best position to determine the appropriate valuation techniques and assumptions for use in valuing your financial instrument. Management should ensure the methodology and assumptions used in valuing your financial instrument are appropriate and consistent with the objective of measuring fair value. Please explain to us how you have concluded that the Black-Scholes model is the appropriate model for valuing an embedded conversion option.

Note I – Stockholders' Equity

Preferred Stock, page F-10

14. Please tell us how you assessed the need to record a beneficial conversion feature related to the issuance of the convertible preferred stock. See EITF 98-5 and EITF 00-27.

Note K – Stock Option Plan, page F-11

15. We note your response to prior comment number 26 and it remains unclear to us where you have provided the disclosures required by paragraphs A240 to A241 of FAS 123(R). In this regard, your response appears to indicate that the minimum disclosures are those required by paragraphs 64, 65 and 84. Please note that paragraph 64 of SFAS 123R identifies various disclosure objectives, and indicates that paragraphs A240 and A241 provide the minimum information needed to achieve those objectives. As previously requested, please explain to us, in reasonable detail, how you have addressed each of the required disclosures identified in SFAS 123R, pars. A240 and A241. To the extent that any required items have been omitted, revise your disclosure to include those items. For additional guidance, please see the example disclosures in paragraph A241 of SFAS 123R.

Annual Financial Statements – 12/31/05

Note K – Stock Option Plan, page F-29

16. We note your response to prior comment number 27. However, it remains unclear to us how your financial statements for the year ended December 31, 2005, or the proposed disclosures provided in your response, address the disclosures required by paragraphs 45 through 48 of FAS 123. Please explain to us how you have addressed each of the required disclosures included in paragraphs 45 to 48 of FAS 123. In the event you conclude that required disclosures have been omitted, revise to provide those disclosures.

Form 10-QSB/A for the Quarterly Period Ended June 30, 2006

Financial Statements

17. We note that you have restated your financial statements however you have not labeled them as "restated." We also note that you have not provided the disclosures required by paragraph 26 of FAS 154. Please amend your Form 10-QSB for the period ended June 30, 2006 to properly label the financial statements "as restated" and to provide the disclosures required by paragraph 26 of FAS 154.

Item 3. Controls and Procedures, page 29

18. We note the revisions made to your disclosures in response to prior comment number 19. However, it remains unclear to us how you have been able to conclude that your disclosure controls and procedures were effective in light of the revisions made to your financial statements as of June 30, 2006 and the material weaknesses identified. As previously requested, please explain to us the basis for your conclusion that your disclosure controls and procedures were effective as of June 20, 3006. Similar concerns apply to the Form 10-QSB for the quarter ended September 30, 2006.

19. We note the disclosure under the heading "Changes in Internal Control Over Financial Reporting" which indicates that there were no changes in your internal control over financial reporting that "could have significantly affected those controls subsequent to the date of the evaluation." Please tell us why you believe this language satisfies your disclosure obligation under Item 308(c) of Regulation S-B, which requires disclosure of changes that occurred in the last fiscal quarter that have "materially affected, or are reasonably likely to, materially effect, the registrant's internal controls." Similar concerns apply to the Form 10-QSB for the quarter ended September 30, 2006.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Item 3. Controls and Procedures, page 29

20. Your disclosure regarding a material weakness that existed as of June 30, 2006 is unclear with respect to whether the material weakness continued to exist as of September 30, 2006. To the extent that it was resolved prior to September 30, 2006, it appears that corresponding disclosure regarding the changes in your internal control would be required under section B of this Item. To the extent that the material weakness continued to exist as of September 30, 2006, clear disclosure to this effect is required. Please revise your disclosure under this section to revise this inconsistency.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

21. You issued shares of preferred stock to Messrs. Stark and Estavez during the most recent three years. Tell us why the sale of these shares is not disclosed in this section. Provide the information required by Item 701 with respect to that unregistered issuance of securities.

* * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Davis at 202-551-3408 or Brad Skinner, Accounting Branch Chief, at 202-551-3489 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse

Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: 212-536-3901</u>
        Uche D. Ndumele, Esq.
        Kirkpatrick & Lockhart Nicholson Graham